Sanofi Pasteur submits

supplemental application for

A(H1N1) pandemic vaccine to U.S.

FDA

- Company responds to FDA recommendation for influenza virus strain change supplement -

Lyon, France and Swiftwater, Pa (United States) – August 7, 2009 — Sanofi Pasteur, the vaccines division of the sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY), announced today the company has submitted to the U.S. Food and Drug Administration (FDA) a supplemental application for licensure of its influenza A(H1N1) 2009 monovalent vaccine. Responding to recent recommendations by the FDA, the company’s supplemental application requests the FDA’s evaluation of the influenza A(H1N1) 2009 strain change, which is expected to expedite the licensure process for the pandemic vaccine.

“Filing this application is consistent with our commitment to work collaboratively with public health officials in producing a vaccine against the influenza A(H1N1) 2009 virus,” said Wayne Pisano, President and Chief Executive Officer of Sanofi Pasteur. “It is essential that we pursue the vaccine licensure pathway made available to us, while at the same time, continue the important clinical studies of our vaccine.”

The supplemental application follows recent recommendations by the FDA to evaluate the influenza A (H1N1) 2009 monovalent vaccines using the same regulatory process by which it approves new viral strains contained in the annual seasonal influenza vaccines. Sanofi Pasteur’s influenza A(H1N1) 2009 monovalent vaccine supplemental application specifies the evaluation of a non-adjuvanted vaccine.

While these strain change supplements are not required to be supported by new clinical data, immunogenicity and safety data will be made available through clinical studies. Sanofi Pasteur will test the immunogenicity and safety of its influenza A(H1N1) 2009 monovalent vaccine through clinical trials in the U.S., which began August 6. The planned clinical trials will consist of approximately 2,000 subjects and will also evaluate the safety and potential benefits of adding an adjuvant to the pandemic vaccine. More information on the influenza A(H1N1) 2009 vaccine clinical trials is available at www.clinicaltrials.gov.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Donna Cary
T. +33-(0)4-37-37-50-38	T. +1-570-957-0717
pascal.barollier@sanofipasteur.com	donna.cary@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us